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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. ____)*

LCA-Vision Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

501803 20 9
(CUSIP Number)
Eduardo Baviera Sabater
Paseo de la Castellana 20
28046 Madrid, Spain
011-34-91-781-9880

With a copy to:
Jonathan Klein, Esq.
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020
(212) 335-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.501803 20 9
1.		Names of Reporting Persons. Eduardo Baviera Sabater

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.		SEC Use Only

4.		Source of Funds (See Instructions) PF

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.		Citizenship or Place of Organization Spain

Number of	7.	Sole Voting Power 765,786
Shares
Beneficially	8.	Shared Voting Power
by Owned by
Each Reporting	9.	Sole Dispositive Power 765,786
Person With
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 765,786

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.1%

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No.501803 20 9
1.		Names of Reporting Persons. Julio Baviera Sabater

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.		SEC Use Only

4.		Source of Funds (See Instructions) PF

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.		Citizenship or Place of Organization Spain

Number of	7.	Sole Voting Power 565,440
Shares
Beneficially	8.	Shared Voting Power
by Owned by
Each Reporting	9.	Sole Dispositive Power 565,440
Person With
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 565,440

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 3.1%

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No.501803 20 9
1.		Names of Reporting Persons. Inversiones Telesan BV

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.		SEC Use Only

4.		Source of Funds (See Instructions) WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.		Citizenship or Place of Organization Netherlands

Number of	7.	Sole Voting Power 765,786
Shares
Beneficially	8.	Shared Voting Power
by Owned by
Each Reporting	9.	Sole Dispositive Power 765,786
Person With
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 765,786

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.1%

14.	Type of Reporting Person (See Instructions)
CO

CUSIP No.501803 20 9
1.		Names of Reporting Persons. Investment Ballo Holding BV

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.		SEC Use Only

4.		Source of Funds (See Instructions) WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.		Citizenship or Place of Organization Netherlands

Number of	7.	Sole Voting Power 565,440
Shares
Beneficially	8.	Shared Voting Power
by Owned by
Each Reporting	9.	Sole Dispositive Power 565,440
Person With
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 565,440

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 3.1%

14.	Type of Reporting Person (See Instructions)
CO

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock of LCA-Vision Inc. (the “Company”), and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 7840 Montgomery Road, Cincinnati, Ohio 45236.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of:

(1) Eduardo Baviera Sabater, an individual (“Eduardo”)

(2) Julio Baviera Sabater, an individual (“Julio”)

(3) Inversiones Telesan BV, a Dutch holding company owned by Eduardo Baviera Sabater (“Telesan”)

(4) Investment Ballo Holding BV, a Dutch holding company owned by Julio Baviera Sabater (“Ballo”)

This Schedule 13D relates to shares held by Telesan and Ballo.

The address and principal place of business of each of Eduardo, Julio, Telesan and Ballo (the “Reporting Persons”) is Paseo de la Castellana 20, 28046 Madrid, Spain. Eduardo is the CEO and a Director of Clinica Baviera SA, a Spanish medical services company listed on the Madrid stock exchange. Julio is the founder of Clinica Baviera SA and a Director.

Certain information regarding the Reporting Persons’ directors and executive officers is set forth in Schedules A and B hereto, which is incorporated by reference herein. The citizenships of all of these individuals are listed in Schedules A and B.

During the last five years, neither the Reporting Persons nor any of the individuals listed in Schedules A and B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The amount of funds used by Telesan and Ballo to purchase the 1,331,226 shares of Common Stock of the Company was approximately $11.8 million. The source of the funds was capital contributions by the respective owners of the holding companies.

Item 4. Purpose of Transaction

The acquisition of the Common Stock by the Reporting Persons was originally made solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company’s board of directors or management, or any other change in the Company’s business, corporate structure or capitalization. The Reporting Persons currently intend to purchase an aggregate of up to 10% of the outstanding common stock of the Company. Although not currently contemplated, it is possible that the Reporting Persons change their intent regarding their influence on the Company.

To date, the Reporting Parties have not spoken to the Company’s management or its representatives.

Except as set forth above, the Reporting Parties do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Parties may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)  Pursuant to Rule 13d-3, Telesan may be deemed to own beneficially 765,786 shares of Common Stock, which represents 4.1% of all outstanding shares of Common Stock. Eduardo owns 98% of Telesan so he may also be deemed to own such shares. The remaining 2% of Telesan is owned by Eduardo’s wife, Marina Díaz-Leante Martínez. Pursuant to Rule 13d-3, Ballo may be deemed to own beneficially 565,440 shares of Common Stock, which represents 3.0% of all outstanding shares of Common Stock. Julio owns 80% of Ballo so he may also be deemed to own such shares. The other 20% Ballo is evenly owned between his two daughters, Ms. Leticia Baviera Omarrementería (10%) and M.s Carlota Baviera Omarrementería (10%). Julio and Eduardo are brothers.

(b)  Eduardo individually has the sole power to vote 765,786 shares of Common Stock and dispose of 765,786 shares of Common Stock held by Telesan. As the 98% owner of Telesan, Eduardo makes all voting and investment decisions regarding investments. Julio individually has the sole power to vote 565,440 shares of Common Stock and dispose of 565,440 shares of Common Stock held by Ballo. As the 80% owner of Ballo, Julio makes all voting and investment decisions regarding investments.

(c) The Reporting Parties have effected the following transactions in the shares of the Company’s Common Stock during the past 60 days:

Telesan made the following purchases, through ordinary brokerage transactions, during the past 60 days and did not make any sales:

Date of the Transaction	Number of Shares	Price per Share
10/13/08	2,450	$2.657
10/14/08	88,083	$2.926
10/15/08	74,724	$2.845
10/16/08	87,763	$2.723
10/17/08	26,578	$2.800
10/20/08	1,100	$2.768
10/21/08	30,000	$2.789
10/22/08	30,000	$2.700
10/23/08	20,000	$2.599
10/24/08	58,502	$2.399
10/27/08	47,450	$2.490
10/27/08	8,021	$2.400
10/28/08	51,408	$2.340
10/28/08	28,592	$2.300
10/28/08	20,000	$2.300
10/28/08	47,472	$2.300
10/29/08	80,000	$2.290
10/29/08	300	$2.250
10/30/08	14,243	$2.436
10/31/08	19,100	$2.469

(d)  Not applicable.

(e)  Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6. To the knowledge of the Reporting Persons, except as otherwise described in this statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A or Schedule B hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement dated as of November 4, 2008 by and among Eduardo Baviera Sabater, Julio Baviera Sabater, Inversiones Telesan BV and Investment Ballo Holding BV.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2008

/s/ Eduardo Baviera Sabater
Eduardo Baviera Sabater

/s/ Julio Baviera Sabater
Julio Baviera Sabater

INVERSIONES TELESAN BV

By: /s/ Eduardo Baviera Sabater
Name: Eduardo Baviera Sabater
Title: Director

INVESTMENT BALLO HOLDING

By: /s/ Julio Baviera Sabater
Name: Julio Baviera Sabater
Title: Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF INVERSIONES TELESAN BV

The directors of Inversiones Telesan BV are set forth below. Under Dutch law, the directors of a company also serve as the executive officers. Unless otherwise indicated, each individual’s business address is Paseo de la Castellana 20, 28046 Madrid, Spain.

Directors of Inversiones Telesan BV

Name	Principal Occupation	Citizenship
Eduardo Baviera Sabater	CEO and Director of Clinica Baviera SA	Spain
Marina Diaz-Leante	Manager of Alcala Branch of Clinica Baviera SA	Spain

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF INVERSIONES TELESAN BV

The directors of Investment Ballo Holding BV are set forth below. Under Dutch law, the directors of a company also serve as the executive officers. Unless otherwise indicated, each individual’s business address is Paseo de la Castellana 20, 28046 Madrid, Spain.

Directors of Investment Ballo Holding BV

Name	Principal Occupation	Citizenship
Eduardo Baviera Sabater	CEO and Director of Clinica Baviera SA	Spain
Julio Baviera Sabater	Director of Clinica Baviera SA	Spain
Leticia Baviera Omarrementería	Student	Spain

EXHIBIT 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of LCA-Vision Inc., a corporation organized and existing under the laws of Delaware, and further agree that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of November 4, 2008.

/s/ Eduardo Baviera Sabater
Eduardo Baviera Sabater

/s/ Julio Baviera Sabater
Julio Baviera Sabater

INVERSIONES TELESAN BV

By: /s/ Eduardo Baviera Sabater
Name: Eduardo Baviera Sabater
Title: Director

INVESTMENT BALLO HOLDING

By: /s/ Julio Baviera Sabater
Name: Julio Baviera Sabater
Title: Director